# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WisdomTree Trust, CIK 0001350487
CUSIP: 97717Y410
Title of class of securities: 7-10 Year Laddered Treasury Fund
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 03/19/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002110606

## Reporting persons
- Alchemi Wealth, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); sole voting power 4,540; shared voting power 0; sole dispositive power 4,540; shared dispositive power 0; aggregate amount beneficially owned 4,540 (5.04% of the class)

## Item 1. Issuer
Name of issuer: WisdomTree Trust
Address of issuer's principal executive offices:
250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, NEW YORK
10119

## Item 2. Person Filing
Name of person filing: Alchemi Wealth, LLC
Address of principal business office or, if none, residence:
35 PRATT STREET
SUITE 202
ESSEX, Connecticut
06426
Citizenship: Alchemi Wealth, LLC - CONNECTICUT

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,540
Percent of class: 5.04
Sole power to vote or to direct the vote: Alchemi Wealth, LLC - 4,540
Shared power to vote or to direct the vote: Alchemi Wealth, LLC - 0
Sole power to dispose or to direct the disposition: Alchemi Wealth, LLC - 4,540
Shared power to dispose or to direct the disposition: Alchemi Wealth, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alchemi Wealth, LLC: /s/ Steven Johnson, Steven Johnson CCO (04/30/2026)